UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Mark One
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______ .
Commission file number 000-24939
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN Financial Statements December 31, 2009 and 2008
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EAST WEST BANCORP, INC. 135 North Los Robles Ave., 7th Floor Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3
Notes to Financial Statements	4-10
SUPPLEMENTAL SCHEDULE —
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	11
NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

East West Bank Employees 401(k) Savings Plan

Pasadena, CA

We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Los Angeles, California
June 29, 2010

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments:
Participant-directed investments — at fair value (Notes 1, 2, 3 and 4)	$54,274,612	$43,431,797
Loans to participants	986,401	710,756

Total investments	55,261,013	44,142,553

Receivables:
Participant contributions	263,100	172,693
Employer contribution	-	732

Total receivables	263,100	173,425

LIABILITIES:
Excess contributions payable	358,495	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	55,165,618	44,315,978

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS (PRUDENTIAL STABLE VALUE FUND)	(20,816)	532,940

NET ASSETS AVAILABLE FOR BENEFITS	$55,144,802	$44,848,918

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$7,335,070
Loan interest	51,772
Dividend and interest income	614,155

Net investment income	8,000,997

Contributions:
Participant	4,703,992

Total contributions	4,703,992

Total additions	12,704,989

DEDUCTIONS
Benefits paid	2,402,543
Administrative expenses	6,562

Total deductions	2,409,105

NET INCREASE	10,295,884

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	44,848,918

End of year	$55,144,802

See notes to the financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). The Plan is administered by an administrative committee appointed by the Board of Directors of East West Bank.  Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).   Effective November 6, 2009, the Bank acquired certain assets and assumed certain liabilities of United Commercial Bank (“UCB”) from the Federal Deposit Insurance Corporation (the “FDIC”) as receiver for UCB, pursuant to the terms of a purchase and assumption agreement entered into by the Bank and the FDIC on November 6, 2009 (the “Purchase and Assumption Agreement”).  The net assets available for benefits of UCB’s Employees 401(k) Savings Plan at November 6, 2009 were held by the FDIC and not transferred to the Plan.

Employees of UCB eligible under the UCB Employees 401(k) Savings Plan were eligible to join the Plan and contribute to the Plan as early as December 1, 2009.

Eligibility — Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 18 years and completes three months of service with the Bank.

Contributions — Eligible employees may elect to defer up to 80% of their compensation before taxes (limited to $16,500 in 2009 and $15,500 in 2008). Prior to the temporary suspension of the employer match as of January 1, 2009, the Bank matched 100% of the first 6% of a participant’s deferred compensation. There was no employer match during 2009. Participants direct the investment of their contributions and match into various investment options offered by the Plan. Plan participants age 50 or older may also contribute an additional $5,500 to the Plan in 2009 and $5,000 to the Plan in 2008. Participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan.

Investments — Participants direct the investments of their contributions into various investment options offered by the Plan.

Vesting, Benefits, and Benefits Payable — Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid.  On termination of service for any reason, a participant, may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, or (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account (“IRA”) in an amount equal to the value of the participant’s vested interest in his or her account.  If a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment.  If a participant with an account balance greater than $1,000 and not exceeding $5,000, does not elect either to receive or to rollover the distribution, then the participant's vested interest in the account will be rolled over to an IRA.  There was no amount owed to terminated participants as of December 31, 2009 and 2008.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $194,088 and $194,456 respectively.  These accounts will be used to reduce future employer contributions and pay some plan expenses.  During the years ended December 31, 2009 and 2008, employer contributions were reduced by $0 and $279,538, respectively from forfeited nonvested accounts.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on participant account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator at the time the loan is approved.  At December 31, 2009 and 2008, interest rates on outstanding loans to participants ranged from 4.25% to 9.25% and mature through 2029. Principal and interest are paid ratably through bimonthly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Pronouncements — Effective December 2008, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or “Codification”) and the Hierarchy of Generally Accepted Accounting Principles under ASC Topic 105. This standard establishes only two levels of U.S. generally accepted accounting principles (“GAAP”): authoritative and non-authoritative. The Codification became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants.

All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The Company began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP, and references to specific accounting authority within the ASC are referred to by their Topic number. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on the consolidated financial statements.

In September 2009, the FASB issued ASC Update (“ASU”) 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment entity calculates net asset value per share, but does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued ASC 820-10-65 (previously FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), which provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased.  ASC 820-10-65 also requires additional disclosures relating to fair value measurement inputs and valuation techniques, as well as providing disclosures for all debt and equity investment securities by major security types rather than by major security categories that should be based on the nature and risks of the security during both interim and annual periods.  The adoption of this ASC resulted in additional disclosures which are presented in Note 3.

In May 2009, the FASB issued new accounting guidance on subsequent events ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events), which establishes general standards of accounting for, and disclosure of, events that occur after the date of the financial statements but before the financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted ASC 855 on and has evaluated all subsequent events that occurred after the balance sheet date through June 28, 2010, the date the financial statements were available to be issued.

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund, based on the fair value of the underlying investments. Participant loans are valued at the outstanding loan balances.

Fully Benefit-Responsive Investment Contracts — Accounting guidance defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans.

As described in the applicable accounting guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s Stable Value Fund invests in investment contracts through participation in the Wells Fargo Stable Return Fund (“Stable Return Fund”), a common collective trust. As required by the applicable accounting guidance, investments in the accompanying statements of net assets available for benefits presents the fair value of the Stable Return Fund, as well as the adjustment of the Stable Return Fund related value to fully benefit-responsive investment contracts from fair value to contract value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risk Management — The Plan utilizes various investment instruments, including mutual funds that invest in the securities of foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those of securities of comparable U.S. Companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Investment transaction expenses are offset against the related investment income.  Management fees incurred by the common collective trust of the Plan are borne by the Plan participants through the Stable Value Fund and are included in the net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.  The investment managers of the Stable Value Fund charge asset-based management fees, which amount to, on an annualized basis, 65 basis points of the dollar value of the Plan’s investments in the Stable Value Fund.  Certain loan fees are deducted directly from participant’s accounts. Other administrative and non-investment expenses of the Plan are paid by the Plan Sponsor which is a party-in-interest.  These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

Investment Income — The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

·	Level 1: quoted prices in active markets for identical assets or liabilities;

·
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

·	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008:

	Assets (Liabilities) Measured at Fair Value on a Recurring Basis as of December 31, 2009
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
East West Bankcorp, Inc. Company Stock	$11,444,916	$11,444,916	$-	$-
Total common stocks	11,444,916	11,444,916	-	-
Mutual funds
Fixed income - intermediate bond funds	4,019,404	4,019,404	-	-
Balanced - value funds	4,425,312	4,425,312	-	-
Large cap stock - value funds	1,697,380	1,697,380	-	-
Large cap stock - blend funds	5,551,651	5,551,651	-	-
Large cap stock - growth funds	8,433,244	8,433,244	-	-
Mid cap stock - value funds	775,297	775,297	-	-
Mid cap stock - blend funds	579,311	579,311	-	-
Mid cap stock - growth funds	670,367	670,367	-	-
Small cap stock - value funds	222,396	222,396	-	-
Small cap stock - blend funds	407,438	407,438	-	-
Small cap stock - growth funds	692,207	692,207	-	-
International stock - blend funds	4,926,499	4,926,499	-	-
Total mutual funds	32,400,505	32,400,505	-	-
Common/collective trust fund
Stable value fund	10,429,191	-	10,429,191	-
Total common/collective trust fund	10,429,191	-	10,429,191	-
Other
Participant loans	986,401	-	986,401	-
Total other	986,401	-	986,401	-
Total assets at fair value	$55,261,014	$43,845,421	$11,415,592	$-

	Assets (Liabilities) Measured at Fair Value on a Recurring Basis as of December 31, 2008
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
East West Bankcorp, Inc. Company Stock	$10,180,369	$10,180,369	$-	$-
Total common stocks	10,180,369	10,180,369	-	-
Mutual funds
Fixed income - intermediate bond funds	2,981,986	2,981,986	-	-
Balanced - value funds	3,864,877	3,864,877	-	-
Large cap stock - value funds	1,309,301	1,309,301	-	-
Large cap stock - blend funds	4,246,595	4,246,595	-	-
Large cap stock - growth funds	6,308,376	6,308,376	-	-
Mid cap stock - value funds	404,047	404,047	-	-
Mid cap stock - blend funds	260,920	260,920	-	-
Mid cap stock - growth funds	278,024	278,024	-	-
Small cap stock - value funds	108,417	108,417	-	-
Small cap stock - blend funds	166,396	166,396	-	-
Small cap stock - growth funds	355,133	355,133	-	-
International stock - blend funds	3,413,641	3,413,641	-	-
Total mutual funds	23,697,713	23,697,713	-	-
Common/collective trust fund
Stable value fund	9,553,715	-	9,553,715	-
Total common/collective trust fund	9,553,715	-	9,553,715	-
Other
Participant loans	710,756	-	710,756	-
Total other	710,756	-	710,756	-
Total assets at fair value	$44,142,553	$33,878,082	$10,264,471	$-

Common Stock
East West Bancorp, Inc. common stock held in participant directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Mutual Funds
The mutual funds are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year, and are classified as Level 1 investments.

Common/Collective Trust Fund
The fair value of common/collective trust fund is determined by the issuer of the common collective trust fund and is determined using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees.  The common/collective trust fund is not traded on an exchange, however, the fair value is determined based on the underlying investments as traded on an exchange and active markets.  This fund is classified as a level 2 investment. The common/collective trust fund of the Plan consists of the Stable Value Fund. The Plan’s Stable Value fund invests in investment contracts through participation in the Wells Fargo Stable Return Fund (the “Fund”).

The Fund primarily invests in investment contracts, including traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. GICs are backed by the general account of the contract issuer. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).  A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed a portfolio of bonds.  The issuer guarantees that all qualified participant withdrawals will be at contract value.

The estimated fair value of the Fund is net asset value (“NAV”). The use of the net asset value as fair value is deemed appropriate as the common/collective trust fund does not have a finite life, unfunded commitments relating to these investments, or significant restrictions on redemptions. The NAV of the Fund is calculated daily, and net investment income and realized and realized gains on investments are not distributed but rather reinvested and reflected in the net asset value of the fund. Units of the Fund are issued and redeemed at the current net asset value.

Participant Loans
The participant loan balances are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values and are classified as Level 2 investments.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The following presents the Plan’s investments, as of December 31, 2009 and 2008, that represented 5% or more of the Plan’s net assets available for benefits:

2009

East West Bancorp, Inc. common stock	$11,444,916
Prudential Stable Value Fund	10,408,374
MFS Total Return Fund	4,425,312
American Funds Growth Fund of America	4,948,776
American Fund EuroPacific Growth	4,926,499
PIMCO Total Return Bond Admin	4,019,404
Vanguard Index Trust 500	3,661,981
Franklin Flex Cap Growth Fund	3,484,468

2008

East West Bancorp, Inc. common stock	$10,180,369
Prudential Stable Value Fund	10,086,655
MFS Total Return Fund	3,864,877
American Funds Growth Fund of America	3,568,993
American Fund EuroPacific Growth	3,413,641
PIMCO Total Return Bond Admin	2,981,986
Vanguard Index Trust 500	2,775,625
Franklin Flex Cap Growth Fund	2,739,264

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2009 , as follows:

2009

Common collective trust fund	$266,057
Mutual funds	6,263,088
Common stock	805,925

Total	$7,335,070

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for administrative expenses amounted to $45,203 and $45,161 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan held 724,362 and 637,468 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a cost basis of $13,277,612 and $13,473,528, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $35,256 and $236,410, respectively.

For risks and uncertainties regarding investment in East West Bancorp, Inc. common stock, participants should refer to the East West Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

6.	EXCESS CONTRIBUTIONS PAYABLE

Excess contributions payable represents amount owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balance as of December 31, 2009 was returned by the Plan to the participants as of March 1 2010.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 31, 2008, that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	SUBSEQUENT EVENTS

Effective February 1, 2010, the Company reinstated its matching of the participants’ deferred compensation. The Plan has evaluated subsequent events through June 29, 2010, the date the financial statements were available to be issued. Such evaluation resulted in no adjustments to the accompanying financial statements.
******

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851 Plan Number: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		(c) Description of Investment,
	(b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par, or Maturity Value	(d) Cost	Value

	Franklin Flex Cap Growth Fund	84,064 shares, Mutual fund	**	$3,484,468

	Davis Ny Venture Fund A	60,996 shares, Mutual fund	**	1,889,669

	Vanguard Index Trust 500	35,667 shares, Mutual fund	**	3,661,981

	Vanguard Small Cap Index	14,821 shares, Mutual fund	**	407,439

	MFS Total Return Fund	337,038 shares, Mutual fund	**	4,425,312

	Goldman Sachs Mid Cap Value	26,579 shares, Mutual fund	**	775,297

	Vanguard Mid Cap Index Fund	35,410 shares, Mutual fund	**	579,311

	Thornburg Core Growth I	39,166 shares, Mutual fund	**	573,781

	Royce Value Plus Fund I	61,584 shares, Mutual fund	**	692,207

	Royce Total Return Fund	20,573 shares, Mutual fund	**	222,396

	Pimco Total Return Bond Admin	372,167 shares, Mutual fund	**	4,019,404

	American Funds Washington Mutual Fund	69,112 shares, Mutual fund	**	1,697,380

	American Funds Growth Fund of America	182,544 shares, Mutual fund	**	4,948,776

	American Fund EuroPacific Growth	130,607 shares, Mutual fund	**	4,926,499

	T Rowe Price Mid Cap Growth	2,034 shares, Mutual fund	**	96,586

*	Prudential Stable Value Fund	244,755 shares, Common collective trust	**	10,408,374

*	East West Bancorp, Inc.	724,362 shares, Common stock	**	11,444,916

*	Loans to participants	Participant loans (maturing through 2029	**	986,401
		with interest rates of 4.25% to 9.25%
		collateralized by participants' account balances)

	Total investments			$55,240,197

* Party-in-interest
** Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009
EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN
	By	/s/ Irene H. Oh
IRENE H. OH
Executive Vice President, Chief Financial Officer and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO Seidman LLP, independent registered public accounting firm (filed herewith).